Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended September 30,
	2013 (1)	2012

Loss from continuing operations before income tax	$(288,793)	$(27,009)

Add:
Fixed charges	181,192	150,784
Amortization of capitalized interest	10,130	5,986

Less:
Interest capitalized	19,093	23,763
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—
(Losses) earnings as adjusted	$(116,564)	$105,998

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$134,962	$103,880
Interest capitalized	19,093	23,763
Portion of rent expense representative of interest (30%)	27,137	23,141
Fixed charges	$181,192	$150,784

Ratio of earnings to fixed charges	—	0.70

(1) Due to our loss from continuing operations before income tax for the three months ended September 30, 2013, the ratio coverage was less than 1:1 for this period. We would have needed to generate approximately an additional $297.8 million in income from continuing operations before income tax to achieve coverage of 1:1 for the three months ended September 30, 2013.